Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 12, 2014

VIA FEDERAL EXPRESS AND EDGAR

Susan Block, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quartet Holdco Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 8, 2014
File No. 333-195910

Quartet Merger Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed August 8, 2014
File No. 001-36139_______________

Dear Ms. Block:

On behalf of Quartet Holdco Ltd. (“Holdco”), we respond as follows to the Staff’s comment letter, dated August 11, 2014, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Ryan Adams.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

Securities and Exchange Commission

August 12, 2014

Material Federal Income Tax Consequences of the Mergers, Page 81

1.	Please refer to the first paragraph. Please revise to delete the word “summary” from the first sentence, as that characterizes the opinion as a “summary of the opinion.

We have revised the disclosure on page 81 of the Registration Statement as requested.

Exhibits

Exhibit 5.1

2.	We note your response to our prior comment 2 and reissue in part. It appears that the shares issuable upon exercise of the Purchase Options have not been addressed in either Exhibit 5.1 or Exhibit 5.2. In this regard, we note that this opinion states “that the Shares will . . . be duly authorised and validly issued, fully paid and non-assessable,” and defines “Shares” as “(i) 13,709,938 common shares of par value US$0.0001 each in the capital of the Company” and “(ii) 420,000 purchase options . . . exercisable for up to 462,000 Common Shares.” Exhibit 5.2 only addresses the Purchase Options. Thus, please revise this opinion to cover the 462,000 Common Shares issuable upon exercise of the Purchase Options to be issued pursuant to the Prospectus constituting part of the Registration Statement.

The legal opinion has been revised to include the 462,000 common shares issuable upon exercise of the purchase options as requested.

Exhibit 8.2 and Annex J

3.	Please refer to the third paragraph. As the opinion now reads, it says that “it is the opinion of ” counsel that the prospectus discussion “constitutes a fair summary of such laws.” When using a short form opinion, the tax disclosure in the prospectus and the exhibit 8 short form opinion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Refer to Section III.B. and Section III.C.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

The opinion of Willkie Farr included as Exhibit 8.2 to the Registration Statement has been revised to state clearly that the tax disclosure in the prospectus covered by the short form opinion is the opinion of Willkie Farr.

Securities and Exchange Commission

August 12, 2014

4.	Please refer to the last paragraph. Please revise to also consent to being named in the registration statement. Refer to Section IV of Staff Legal Bulletin No. 19.

The opinion of Willkie Farr has been revised to include a consent to being named in the Registration Statement and to the inclusion of such opinion as an exhibit to the Registration Statement as requested.

Exhibit 8.3 and Annex K

5.	Please refer to the third paragraph. As the opinion now reads, it says that “it is the opinion of” counsel that the prospectus discussion “constitutes a fair summary of such laws.” When using a short form opinion, the tax disclosure in the prospectus and the exhibit 8 short form opinion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Refer to Section III.B. and Section III.C.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov..

The opinion of Appleby included as Exhibit 8.3 to the Registration Statement has been revised to state clearly that the tax disclosure in the prospectus covered by the short form opinion is the opinion of Appleby as requested.

6.	Please refer to the last paragraph. Please revise to also consent to being named in the registration statement. Refer to Section IV of Staff Legal Bulletin, No. 19.

The opinion of Appleby has been revised to include a consent to being named in the Registration Statement and to the inclusion of such opinion as an exhibit to the Registration Statement as requested.

7.	It appears that a different version of the Appleby tax opinion is filed as Annex K, as opposed to Exhibit 8.3. Please advise. Please also revise the first and third paragraphs on page K-2 to remove limitations on reliance. Counsel may not attempt to limit reliance by purchasers on the opinion. Refer to Section III.D.1 in Staff Legal Bulletin, No. 19, available on our website, www.sec.gov.

The Appleby tax opinions have been conformed so that there is only tax opinion as requested. That version of the tax opinion has been revised to remove limitations on reliance as requested.

* * * * *

Securities and Exchange Commission

August 12, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

Enclosures

cc:      Mr. Eric S. Rosenfeld